Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 14, 2007

Relating to Preliminary Prospectus dated November 14, 2007

Registration No. 333-143265

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 14, 2007 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-143265). References below to “we,” “us,” “our” and “EnteroMedics” refer to EnteroMedics Inc. and its subsidiary unless the context otherwise requires. A copy of the Preliminary Prospectus is included in Amendment No. 7 to the Registration Statement and can be obtained by following this hyperlink: http://www.sec.gov/Archives/edgar/data/1371217/000119312507246628/ds1a.htm.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	5,000,000 shares (excluding the underwriters’ option to purchase 750,000 additional shares to cover overallotments).

Initial public offering price to the public:	$8.00 per share

Size:	$40,000,000 in aggregate proceeds to EnteroMedics, before expenses and underwriting discounts

Common stock to be outstanding after this offering:	16,309,113 shares

Nasdaq Global Market symbol:	ETRM

Trade date:	November 14, 2007

Closing date:	November 20, 2007

CUSIP:	29365M109

Underwriters:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated Cowen and Company, LLC Leerink Swann LLC

Potential purchases by existing stockholders:

MPM Capital, Bay City Capital, Aberdare Ventures, InterWest Partners, Onset Ventures and Charter Life Sciences, which are each principal stockholders, have indicated an interest in purchasing an aggregate of approximately 1,621,250 shares of common stock in this offering. Each of these entities, except OnSet Ventures, is affiliated with a member of our board of directors as described below. Because these indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering, or our underwriters may elect not to sell any shares in this offering to any or all of these stockholders.

Assuming these purchases are completed in full, our executive officers and directors and their affiliates will together control approximately 68.8% of our outstanding common stock after this offering, based on 16,309,113 shares of common stock outstanding after this offering. Moreover, each stockholder’s beneficial ownership in us would be increased from the amounts set forth in the Preliminary Prospectus on page 94 to the amounts set forth in the table below.

Beneficial Owner	Indication of Interest to Purchase Shares in this Offering	Number of Shares Beneficially Owned After this Offering	Percentage of Common Stock Beneficially Owned after Offering
MPM Capital	625,000	4,151,306	25.3%
Bay City Capital	375,000	2,690,447	16.4%
Aberdare Ventures	250,000	1,744,476	10.7%
InterWest Partners	187,500	1,546,761	9.5%
Onset Ventures	93,750	958,734	5.9%
Charter Life Sciences	90,000	729,028	4.5%

Luke Evnin is one of our directors and is a general partner of MPM BioVentures III LLC and MPM Asset Management Investors 2002 BV3. Paul H. Klingenstein is one of our directors and is a managing partner of the Aberdare Funds. Ellen Koskinas is one of our directors and is a venture member of InterWest Management Partners IX, LLC. Donald C. Harrison is one of our directors and is a managing partner of Charter Life Sciences. Percentage ownership calculations for beneficial ownership after this offering also include the 5,000,000 shares we are selling in this offering.

Use of proceeds

We estimate that the net proceeds from our sale of 5,000,000 shares of common stock in this offering will be approximately $35.70 million, or approximately $41.28 million if the underwriters exercise their over-allotment option in full, based on the initial public offering price of $8.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

We currently expect to use our net proceeds from this offering as follows:

•	approximately $20.0 million for achieving regulatory approval of our product;

•	approximately $10.0 million for research and product development activities;

•	approximately $5.0 million for initiating sales and marketing efforts; and

•	the remainder for working capital and other general corporate purposes.

This expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas may vary significantly from our current intentions and will depend upon a number of factors, including FDA approval for our product, future sales growth, success of research and product development efforts, cash generated from future operations and actual expenses to operate our business.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. The amounts and timing of these expenditures will vary depending upon a number of factors, including FDA approval for our products, future sales growth, success of research and product development efforts, cash generated from future operations and actual expenses to operate our business.

Pending the uses described above, we intend to invest the net proceeds in United States government securities and other short-term, investment-grade, interest-bearing instruments.

          EnteroMedics Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the final prospectus relating to the offering, when available, may be obtained from J.P. Morgan Securities Inc.’s prospectus department at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 or by phone at (718) 242-8002, or Morgan Stanley & Co. Incorporated’s prospectus department at 180 Varick, New York, NY 10014, by telephone at (866) 718-1649 or by emailing prospectus@morganstanley.com.

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